Exhibit 99.1
Canadian Solar Increases Annual Guidance for 2008, Announces e-Module
Sales Contracts and New Expansion Plan
Jiangsu, China, June 17, 2008 — Canadian Solar Inc. (“the Company”, “CSI” or “we”) (NASDAQ: CSIQ) today announced that it will increase its 2008 annual revenue and output guidance to reflect the sales of its e-Module products. These sales will be realized in H2 of this year.
The Company announced that it has commenced delivery of e-Modules to Pro Solar Solarstrom GmbH and Iliotec Solar GmbH of Germany. The companies signed annual supply agreements with CSI in early 2008. The total shipments to these two companies are estimated at 24.5 MW before the end of 2008. As of today, CSI’s total committed sales of e-Modules in 2008 is 35 MW, with approximately another 20 MW of firm interest from additional customers.
The company is accordingly raising its annual guidance for 2008 from 200 - 220 MW to 230 - 260 MW in output and its estimated annual revenue from $650 - $750 million to $750 - $870 million. The company estimates that it will ship approximately 10 - 12 MW of e-Modules to USA and South Korea in 2008, thus making these two countries significant markets for CSI.
Based on robust market demand for our products, the Company plans to increase its annual ingot and wafer capacity from the previous target of 40 - 60 MW to 150 - 200 MW; to increase our internal cell capacity from the previous target of 250 MW to 400 MW and to increase module capacity to 800 MW. We expect to have the above new capacity fully commissioned at the beginning of 2009.
Dr. Shawn Qu, Chairman and CEO remarked: “We were pleased by the demand for both our regular and e-Module products at the Intersolar Show in Munich, which was very strong for the second half of 2008 and even well into 2009. Our expected e-Module output for 2008 was sold out; we are pleased that e-Modules have been accepted by leading industry players such as Pro Solar and Iliotec. Since we have secured our supply of raw materials and are on track with our planned capacity ramp we are now comfortable in raising our guidance. Looking ahead, we are also seeing strong demand in 2009 for both our regular and e-Modules. To meet this demand the Board has authorized an increase in capital expenditures to accelerate our planned capacity ramp. This will position us well to deliver on our customers’ volume requirements for 2009 and allows us to use the e-Module program to strategically develop PV markets both within and outside of Europe such as the US and South Korea.”
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China.

Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
In Jiangsu, P.R. China
Alex Taylor, IR Director
Canadian Solar Inc.
Tel: +86-512-6690-8088
Email: ir@csisolar.com
In the U.S.
Tyler Wilson
The Ruth Group
Tel: +1-646-536-7018
Email: twilson@theruthgroup.com